SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                              Form N-18f-1

                        NOTIFICATION OF ELECTION
                         PURSUANT TO RULE 18f-1
                UNDER THE INVESTMENT COMPANY ACT OF 1940

                          DRIEHAUS MUTUAL FUNDS


      The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Chicago and the State of Illinois on the 29th day of April 1997.

                                  Driehaus Mutual Funds



                                  By:/s/ MARY H. WEISS
                                     ------------------------------------
                                        Mary H. Weiss
                                        Secretary